April 11, 2018

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Telecommunications
Washington, D.C. 20549

Attention: Terry French, Accountant Branch Chief

Re:	Adtalem Global Education Inc.
Form 10-K for Fiscal Year Ended June 30, 2017
Filed August 24, 2017
Form 10-Q for the Quarterly Period Ended December 31, 2017
Filed February 6, 2018
File No. 001-13988

Dear Mr. French:

We are in receipt of your comment letter dated March 28, 2018 to Adtalem Global Education Inc. (“Adtalem”).  On behalf of Adtalem, we have addressed your comment letter by reproducing each comment below in bold text and providing Adtalem’s response immediately following.  We have also provided supplemental information as requested or where we believe appropriate to the response.

Form 10-Q for the Quarterly Period Ended December 31, 2017

Results of Operations
Medical and Veterinary Schools
Medical and Veterinary Schools Student Enrollment, page 43

1.
We note the 11.5% increase in the number of students enrolled in your medical and veterinary schools. Expand your discussion to address the reasons underlying the increase and disclose whether management views this as a known trend that is likely to continue. Refer to SEC Release No. 33-8350.

Adtalem’s Response

We are providing an example of our future disclosures based upon the language in our most recent filing to be responsive to the SEC's comments regarding the Medical and Veterinary Schools revenue discussion from the Management’s Discussion and Analysis (“MD&A”) section.  We intend to include similar language in our MD&A disclosures in future filings when detailed analysis of enrollment trends is necessary to comply with SEC Release No. 33-8350.

Medical and Veterinary Schools

Medical and Veterinary Schools Student Enrollment:

	Fiscal Year 2018
Term	Sept. 2017	Jan. 2018
New Students	812	515
% Change from Prior Year	0.7%	11.5%
Total Students	5,744	5,938
% Change from Prior Year	(6.9%)	1.3%
	Fiscal Year 2017
Term	Sept. 2016	Jan. 2017	May 2017
New Students	806	462	458
% Change from Prior Year	(18.7%)	(10.8%)	(14.4%)
Total Students	6,168	5,863	5,491
% Change from Prior Year	(5.8%)	(8.0%)	(6.1%)

Hurricanes Irma and Maria affected student enrollment in fiscal year 2018 at the American University of the Caribbean School of Medicine (“AUC”) and Ross University School of Medicine (“RUSM”, collectively the “medical schools”). The medical schools experienced combined decreases in new student and total student enrollment of 3.8% and 10.4%, respectively, in the September 2017 semester compared to the September 2016 semester. These decreases were offset by increases in new student and total student enrollment of 4.4% and 1.4%, respectively, at Ross University School of Veterinary Medicine (“RUSVM”). The principal driver of the decrease in medical school enrollment in the September 2017 semester was the disruption caused by the hurricanes. Some new students delayed entry and a number of returning students took a leave of absence in this semester. A significant number of these students then returned for the January 2018 semester, in which the medical schools’ combined new and total enrollment increased 26.0% and 1.2%, respectively, compared to the January 2017 semester. The medical schools’ new student enrollment increase for the first two semesters of fiscal year 2018 was 4.4% compared to the first two semesters of fiscal year 2017. The new enrollment increase at the medical schools in the January 2018 semester was partially offset by a decrease in new student enrollment of 4.3% at RUSVM compared to the January 2017 semester. Management believes the demand for medical and veterinary education remains strong and can support management’s longer-term expectations to grow new enrollments in the low-single digit range; however, heightened competition may adversely affect the medical and veterinary schools’ ability to continue to attract qualified students to its programs.

The medical and veterinary schools revenue decreased 0.3%, or $0.3 million, to $88.2 million in the second quarter and decreased 6.4%, or $11.2 million, to $165.6 million in the first six months of fiscal year 2018 compared to the year-ago periods. The declines were driven primarily by revenue loss of approximately $0.9 million and $8.2 million, for the second quarter and first six months of fiscal year 2018, respectively, due to the effects of the hurricanes. These events forced postponements of the September 2017 semester basic science academic instruction at the medical schools, along with students withdrawing due to these disruptions. In addition, enrollment declines at the medical schools in the May 2017 semester, which contributed revenue for the first two months of fiscal year 2018, resulted in decreased revenue. These enrollment declines were partially offset by tuition price increases at AUC and RUSM for the September 2017 semester, as well as enrollment increases at RUSVM. Management is executing its plan to differentiate the medical and veterinary schools from the competition, with a core goal of increasing international students, and improving the effectiveness of marketing strategies by restructuring the marketing organization, and shifting from traditional media and event-driven marketing to greater use of digital and social media channels to drive awareness throughout the year. These strategies were successful and were responsible for the new student enrollment increases in the combined September 2017 and January 2018 semesters. Combining these semesters in our analysis is necessary due to the hurricane timing effect on new student enrollment as noted above.

Tuition Rates:

•
Effective for semesters beginning in September 2017, tuition rates for the beginning basic sciences and final clinical rotation portions of AUC’s medical program are $21,695 and $24,272, respectively, per semester. These tuition rates represent a 3.5% increase over the prior academic year.

•
Effective for semesters beginning in September 2017, tuition rates for the beginning basic sciences and Internal Medicine Foundations/final clinical portion of the programs at RUSM are $22,345 and $24,660, respectively, per semester. These tuition rates represent a 4.8% increase over the prior academic year.

•
Effective for semesters beginning in September 2017, tuition rates for the basic sciences and final clinical portion of the programs at RUSVM are $18,310 and $22,985, respectively, per semester. These tuition rates are unchanged from the prior academic year.

The respective tuition rates for AUC, RUSM and RUSVM do not include the cost of transportation, living expenses or health insurance.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Financial Aid, page 53

2.	In order to provide context for investors, please:

•
Consider providing a brief overview of the Department of Education's gainful employment regulations, including a description of the framework and the methodology for calculating each of the three measures of accountability.

•
Identify your programs that fall into the failing category and the zone category. Disclose the percentage of your students currently enrolled in each program and the total revenues derived from the respective programs.

•
Expand your discussion of the adjustments or initiatives you plan to implement in efforts to bring these programs into the "pass" category. Specify the measures you plan to take and, if material, disclose the anticipated cost to modify these programs. We note that you expect "certain" programs will be able to avoid falling into the zone or failing categories in the future through adjustments to program price or duration.

Adtalem’s Response

Prior to our most recent Form 10-K for the Fiscal Year Ended June 30, 2017, we provided additional disclosure regarding gainful employment regulations and its potential impact.  Since most actions had been taken to address the potential impact of gainful employment and the U.S. Department of Education had announced a rulemaking process to replace the regulation, we removed this added background from our most recently filed Form 10-K and Form 10-Q.  We will reinstate an updated version of this disclosure in future filings, and provide further detail and updates on a program level. Below is an example of our future disclosures that also sets forth programs that will be or have ended in response to gainful employment considerations.  With the exception of the potential impact that the current gainful employment regulations may have on Ross University School of Veterinary Medicine (“RUSVM”), actions taken to address the potential impact of gainful employment regulations have been substantially completed. We intend to include this language in the MD&A, Liquidity and Capital Resources disclosures in future filings.

U.S. Department of Education (“ED”) regulations known as its “gainful employment” regulations (“GE”), which became effective July 1, 2015 define which private-sector programs prepare students for gainful employment in a recognized profession and are therefore eligible for Title IV funding.  ED has since announced a negotiated rulemaking process on June 16, 2017 to substantially revise the GE regulations and held rulemaking sessions in December 2017 and March 2018.  Although we cannot predict the timing and effective date of any future final regulations, ED has indicated an intention to publish a final rule in replacement of the current GE regulations by November 1, 2018, with an effective date of July 1, 2019.

Current GE regulations have three components:

Certification: Institutions must certify that each of their GE programs meet applicable state licensure and accreditation requirements and satisfy applicable educational prerequisites for professional licensure and certification.

Accountability Measures: To maintain Title IV eligibility, GE programs must meet minimum standards for limiting the debt burden versus the earnings of their graduates. GE programs will be considered passing, in the zone, or failing for each year in which the accountability measures are calculated, described as follows:

Pass: Programs whose graduates have an assumed annual loan repayment burden of 8% or less of total earnings or 20% or less of discretionary income.

Zone: Programs that are not passing and whose graduates have an assumed annual loan repayment burden greater than 8% and less than or equal to 12% of total earnings or greater than 20% and less than or equal to 30% of discretionary income.

Fail: Programs whose graduates have an assumed annual loan repayment burden greater than 12% of total earnings and greater than 30% of discretionary income.

Programs that fail in two out of any three consecutive years or do not pass in any four consecutive years will be disqualified from participation in the Title IV programs for a period of three years, and an institution is prohibited from establishing Title IV eligibility for any substantially similar program during that period.

Transparency: Institutions are required to make annual public disclosures regarding the performance and outcomes of their GE programs. The disclosures include information regarding program costs, median debt of all graduates and completion and placement rates and may include additional disclosure items in future periods.

The accountability measures typically weigh a calculated debt burden from graduates who completed their studies three and four years prior to the measuring academic year against the mean or median earnings of these graduates during the most recent calendar year prior to the conclusion of the measuring academic year.  Thus, for the 2014-2015 academic year (the first measurement year under these regulations), the cohort includes graduates from the 2010-2011 and 2011-2012 academic years and earnings for these graduates from calendar year 2014. ED obtained its graduate earnings data from the Social Security Administration.  Debt burdens for students enrolled in programs that require an internship or residency prior to licensure, such as the medical doctor degrees offered by AUC and RUSM, are calculated from cohorts who completed their studies six and seven years prior to the measuring academic year.

Final accountability measures for the 2014-2015 academic year were released to institutions on January 8, 2017.  The table below provides a summary of the percentage of total student enrollment at Adtalem Title IV-participating reporting segments and the DeVry University discontinued operations by GE program classification for each of our Title IV-participating reporting segments and discontinued operations, based on student enrollment as of December 31, 2017.  Adtalem provided required warnings in February 2017, to enrolled and prospective students with respect to GE programs considered under the regulations to be in jeopardy of losing Title IV eligibility.

Reporting Segment	Passing Programs	Zone Programs	Failing Programs	Programs without a Status (1)
Medical and Healthcare	94%	4%	0%	2%
U.S. Traditional Postsecondary	78%	14%	0%	8%
Discontinued Operations	61%	14%	3%	22%

(1)	Programs without a Status include those without enough graduates to calculate a debt to earnings measure, or programs launched after the 2014-15 measurement year.

The table below provides a summary of Title IV revenue (in thousands) by GE program classification at Adtalem Title IV participating reporting segments and the DeVry University discontinued operations from programs impacted by GE based on the 2014-2015 academic year accountability measures.

	Zone Programs		Failing Programs
Reporting Segment	Fiscal Year 2017	Six Months Ended 12/31/17	Fiscal Year 2017	Six Months Ended 12/31/17
Medical and Healthcare	$75,000	$37,000	$-	$-
U.S. Traditional Postsecondary	$16,000	$6,000	$-	$-
Discontinued Operations	$84,000	$33,000	$19,000	$4,000

Information regarding each of the programs affected by GE based on the 2014-2015 academic year measures, including the percentage of students enrolled in Adtalem Title IV-participating programs and a summary of adjustments and initiatives taken for such program is set forth below:

Institution	Program	GE Status	Actions Implemented
Medical and Healthcare Segment
Ross University School of Veterinary Medicine	Doctor of Veterinary Medicine	Zone	Debt repayment under consideration
U.S. Traditional Postsecondary
Carrington College-California	Medical Administrative Assistant, Certificate	Zone	Tuition reduction effective October 2017
Carrington College-California	Medical Administrative Assistant, Associate	Fail	New student enrollment ceased; teach out completed in June 2017
Carrington College-California	Medical Assisting, Associate	Zone	Tuition reduction effective October 2017
Carrington College-California	Pharmacy Technology, Associate	Zone	Tuition reduction effective October 2017
Carrington College-California	Veterinary Technology, Associate	Zone	Developing new program
Carrington College-California	Criminal Justice, Associate	Zone	Tuition reduction effective October 2017
Carrington College-Phoenix	Message Therapy, Certificate	Zone	Tuition reduction effective October 2017
Carrington College-Boise	Message Therapy, Certificate	Zone	Tuition reduction effective October 2017
Carrington College-Boise	Dental Assisting, Associate	Fail	New student enrollment ceased; teach out completed in February 2017
Carrington College-Boise	Medical Assisting, Associate	Fail	New student enrollment ceased; teach out completed in June 2017
Discontinued Operations
DeVry University	Associate Electronics & Computer Technology	Zone	Tuition reduction effective July 1, 2017
DeVry University	Associate Health Information Technology	Fail	Tuition reduction effective July 1, 2017
DeVry University	Associate Accounting	Fail	New student enrollment ceased in November 2016; existing students completing program
DeVry University	Associate Web Graphic Design	Fail	New student enrollment ceased in November 2016; existing students completing program
DeVry University	Bachelor Business Administration	Zone	Counseling students into lower cost programs
DeVry University	Bachelor Multimedia Design & Development	Zone	Tuition reduction effective July 1, 2017; created stackable certificate program to permit earnings increase prior to graduation and lower resulting indebtedness

Management is closely monitoring ED’s negotiated rulemaking process and, based on draft regulatory summaries released by ED during negotiating sessions, believes that the GE regulations will be substantially revised to eliminate loss of Title IV eligibility as a GE sanction or adjust it for graduate programs.  Management expects RUSVM will continue to be in the zone for the 2015-2016 and 2016-2017 academic years.  This is possible notwithstanding strong student outcomes and very low Cohort Default Rates for RUSVM graduates (0.2% for FY14, the latest 3-year cohort period for which official data is available).  If the GE regulations and guidance are not changed prior to 2019 and RUSVM’s veterinary program is determined by ED to be in the zone for the 2015-2016 and 2016-2017 academic years, RUSVM would be required to issue warnings to students as early as 2019 that Title IV funding may no longer be available to students attending RUSVM. Management may seek to reduce RUSVM student indebtedness for the 2017-2018 academic year to avoid a zone determination for that academic year in the event a favorable outcome from the current rulemaking process is not anticipated.  If the GE rule is unchanged and RUSVM’s veterinary program is determined to be in the zone for the 2017-2018 academic year, RUSVM students would no longer have access to Title IV student aid as early as the beginning of 2020, which could have a material adverse effect on the business, financial condition, results of operations and cash flows.

3.
We note your disclosure on page 55 that in September 2016, you committed to voluntarily limit the amount of revenue that each of your six Title IV institutions derive from federal funding to 85%. Disclose the reason the Company implemented this self-imposed limitation.

Adtalem’s Response

On September 20, 2016, Adtalem announced in a press release that it would voluntarily limit the amount of revenue that each of its six Title IV institutions derive from federal funding to 85 percent, including Department of Veterans Affairs (“VA”) and military tuition assistance benefits.

Current federal regulations allow for-profit higher education institutions to derive 90 percent of their revenue from Title IV federal student aid. VA and other military tuition assistance benefits are not included in the 90 percent calculation. Under the new plan, Adtalem’s institutions will receive no more than 85 percent of revenue from federal student aid, including VA and military benefits.

Additionally, on October 31, 2016, Adtalem announced in a press release the adoption of an expanded set of student commitments, including specific measures to promote responsible recruitment and enrollment, successful student outcomes, and informed student choice. In all, these voluntary student commitments build upon strong existing practices and take Adtalem institutions above and beyond standard higher education policies and practices. Adtalem also committed to refreshing these voluntary student commitments annually, and publicly report on its implementation of the voluntary commitments.

Adtalem committed to finding solutions to the issues facing higher education. Management believes students deserve greater transparency to make informed choices about their education. Management also aims to provide all stakeholders with greater visibility into our student services, outcomes and financial stewardship. These student commitments build upon a solid foundation and bring Adtalem to a new level of public accountability.

Adtalem’s “Student Commitments” include the commitment to lower the limit on federal funding (including VA and military tuition assistance benefits) to 85 percent of revenue at Adtalem’s six Title IV institutions and to prohibit mandatory arbitration. Among the additional commitments are the following:

•
Informed student choice: help students make informed decisions through a one-page disclosure that includes such metrics as total program costs, debt and default rates, completion and graduation rates, and earnings and licensure data.

•
Financial literacy: provide proactive financial counseling in-person and via access to Manage My Loans, a dynamic online tool; and a new borrowing advisory notice. These tools will give students ongoing visibility into their financial position compared to their academic progress and credits required to graduate, among other measures.

•
Recruitment and enrollment transparency: benchmark and disclose recruiting expenditures against national standards, transparency in the use of revenues for marketing, instruction and academic support, student services and scholarships; and recording of admissions conversations in order to ensure compliance with laws and regulations.

•
Successful student outcomes: management is developing solutions to improve student learning, persistence and graduation, and forming actionable strategies to deal effectively with the issues of affordability and value.

We are providing an example of our future disclosures based upon our most recent filing to be responsive to the SEC's comments regarding the Financial Aid discussion in the MD&A, Liquidity and Capital Resources section. We intend to include this language in the MD&A, Liquidity and Capital Resources disclosures in future filings.

In September 2016, Adtalem committed to voluntarily limit to 85% the amount of revenue that each of its six Title IV-eligible institutions derive from federal funding, including the U.S. Department of Veterans Affairs and military tuition assistance benefits. As disclosed in the third party review report that has been made publicly available, its institutions have met this lower threshold for fiscal year 2017. Adtalem is committed to implementing measures to promote responsible recruitment and enrollment, successful student outcomes, and informed student choice. Management believes students deserve greater transparency to make informed choices about their education. This commitment builds upon a solid foundation and brings Adtalem to a new level of public accountability.

Please contact Patrick J. Unzicker, Senior Vice President, Chief Financial Officer and Treasurer, at (630) 515‑4527 or Kathleen A. Carroll, Vice President and Controller, at (630) 515-5456, should you have any questions regarding our responses or any related matters.

Sincerely,

Adtalem Global Education Inc.

By:	/s/ Lisa W. Wardell

Title:	President and Chief Executive Officer

By:	/s/ Patrick J. Unzicker

Title:	Senior Vice President, Chief Financial Officer and Treasurer